SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items

     1. Press release re RADVISION Initiates the H.460.17 Standard for Secured Communications over NAT/Firewall Traversal dated November 14, 2005.

     2.   Press  release  re  RADVISION   Announces   General   Availability  of
          PathFinder(TM) Delivering an End-to-End Firewall and NAT Traversal Solution dated November 14, 2005.

     3. Press release re RADVISION Enables New Levels of Scalability with Latest Version of 3G Video Gateway dated November 16, 2005.

     4. Press release re RADVISION's ProLab(TM) 3G Testing Tool Speeds Time to Market for Handset Vendors and Service Providers dated November 16, 2005.

     5. Press release re RADVISION and Microsoft Team to Enable Quick and Easy Videoconferencing for 3G dated November 16, 2005.

     6.   Press  release  re  Northrop   Grumman   Chooses   RADVISION's   Video
          Conferencing Solutions to Power Department of Defense Communications Platform dated November 28, 2005.

                                                                          ITEM 1

Press Release                                             Source: RADVISION LTD.

RADVISION Initiates the H.460.17 Standard for Secured Communications over NAT/Firewall Traversal

Monday November 14, 7:00 am ET

RADVISION and Polycom Cooperate with the ITU to Develop the H.460 NAT/Firewall Traversal Standards

FAIR LAWN, N.J.--(BUSINESS WIRE)--Nov. 14, 2005--RADVISION LTD. (Nasdaq: RVSN -
News) today announced its role in the development of the recently standardized NAT/Firewall Traversal standards, and its commitment to the swift implementation of them into the RADVISION product portfolio. RADVISION as editor of two of the new standards realizes the immediate need for secured real-time visual communications enabling any H.323 based system communicating on an IP network to easily communicate across the periphery enforced by NAT or firewalls.

RADVISION's contribution included the editorial work and the initiative of the
H.460.17 standard, which is used for call signaling traversal through NAT/Firewall with improved security and the editorial work of H.460.19, which is the only standard solution for NAT/Firewall traversal of media in H.323.

Polycom contributed an editorial and technical contribution to the H.460.18 and
H.460.19 standards including the addition of a common mode of authentication using H.235, H.235 encryption support, improved handling of unidirectional media flow and the simplification and improvement within the standard of NAT/Firewall Keep-Alive mechanism and multiplexing processes.

"RADVISION was one of the main contributors, working in conjunction with ITU to define the recently ratified standards for NAT/firewall traversal" said Eli Doron, RADVISION CTO. "By incorporating these new standards into our products which include our enabling technology and PathFinder(TM) solutions, we will support interoperability efforts with other manufacturer's endpoints as they incorporate the new standards into their products."

"In Polycom's standards work, our focus is on how to simplify technical processes and reduce the implementation effort for a new standard, without reducing performance," said Dave Lindbergh, Director of Standardization at Polycom. "Complex standards represent a real barrier to industry adoption; we are proud of our role in making H.460.18/.19 easier to implement, and expect rapid adoption in the marketplace."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel or Richard Dukas, 212-704-7385
Yael@dukaspr.com or richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                             Source: RADVISION Ltd.

RADVISION Announces General Availability of PathFinder(TM) Delivering an End-to-End Firewall and NAT Traversal Solution

Monday November 14, 7:00 am ET

PathFinder Solves the Obstacles Faced by Enterprises and Service Providers Deploying IP Visual Communication Solutions, without Compromising Network Security FAIR LAWN, N.J.--(BUSINESS WIRE)--Nov. 14, 2005--RADVISION LTD. (Nasdaq: RVSN - News) today announced the general release of an end-to-end firewall and NAT traversal solution. PathFinder maintains the security and advantages of firewall and NAT, while opening up IP visual communication capabilities to telecommuters, workers on the move, customers and suppliers. PathFinder assures the quick and easy establishment of vital inter-enterprise communications.

PathFinder solution is comprised of two components --a server and a client. Both components are independent of the types of endpoint, firewall or NAT in use, allowing for quick and inexpensive visual communication deployments. This allows PathFinder to fit into heterogeneous video networks and provide a complete end to end solution that seamlessly integrates with existing video endpoints and infrastructure components.

PathFinder Server is the core intelligence of the solution providing signaling and media processing for communications among enterprise networks served by PathFinder Clients. The enterprise is only required to license one PathFinder server for the enterprise. PathFinder clients are free and can be deployed at remote sites allowing for an easier and more scalable deployment than other solutions in the market today. Now organizations can conference with all their constituents - customers, suppliers, remote offices, home workers and telecommuters. They only need to install the PathFinder clients at each of these locations for intuitive and secure visual communications.

"With RADVISION PathFinder, enterprises and service providers can now utilize a complete solution that solves both near end and far end firewall and NAT traversal issues without creating any security holes" said Boaz Raviv, General Manager of RADVISION's Networking Business Unit. "RADVISION provides a scalable solution that meets the needs of all enterprise users to connect to customers, suppliers and remote or mobile workers."

RADVISION PathFinder offers a secure, scalable and future-ready solution that will enable more and more enterprises and services providers to enjoy the benefits of IP visual communications.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel or Richard Dukas, 212-704-7385
Yael@dukaspr.com or richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                             Source: RADVISION LTD.

RADVISION Enables New Levels of Scalability with Latest Version of 3G Video Gateway

Wednesday November 16, 7:00 am ET

The newest release of RADVISION's industry-leading SCOPIA(TM) 3G video gateway delivers enhanced performance for entry level to high-capacity deployments with carrier-grade reliability

FAIR LAWN, N.J.--(BUSINESS WIRE)--Nov. 16, 2005--RADVISION LTD. (Nasdaq:
RVSN - News) a leading provider of multimedia conferencing and communications platforms, announced the introduction of the latest version of its SCOPIA(TM) 3G Video Gateway for use when deploying rich media solutions in new or existing networks.

The new SCOPIA 1000 3G Video Gateway features unprecedented scalability, and it easily handles implementations that range from small, entry-level applications all the way up to large-scale, carrier-grade, high-capacity mass service deployments. The SCOPIA 3G Video Gateway benefits from a new, higher-capacity chassis that triples the capacity of former gateways and offers carrier-grade, fully redundant support with dual interfaces and dual power supplies for high availability and increased reliability. In addition, RADVISION's SCOPIA 3G Gateway is equipped with extensive administration and management features to ease operation and maintenance.

This latest version of the SCOPIA 3G Video Gateway delivers an improved user experience through substantial reductions in call setup time. SCOPIA features built-in support for WNSRP, the only standardized call setup time reduction technique for real-time 3G multimedia services and the proposed ACN solution for reduced call setup time. It also features enhanced audio and video quality which was achieved through the use of advanced audio codec's, intelligent video packet technologies and the seamless handling of audio calls to simplify user dialing plans.

In addition, the SCOPIA 3G Video Gateway offers new levels of administrative security, including HTTPS support, physical/logical separation of media and management, and the use of access control lists.

Delivering seamless video telephony and streaming connectivity between 3G-324M enabled mobile devices and IP networks, the entry level SCOPIA 400 and carrier grade SCOPIA 1000 3G Video Gateway automatically perform full protocol conversions between 3G-324M, SIP, H.323, RTSP, and H.320 (ISDN).

"These latest enhancements to the SCOPIA 3G Video Gateway underscore RADVISION's commitment to the successful deployment of 3G and IP video telephony," noted Eli Doron, RADVISION's CTO. "RADVISION is continuously involved with real world deployments, which allows us to lead the industry and proactively deliver the innovations required for this dynamic 3G market."

Visit booth #1731 at the 3G World Congress and Exhibition 2005, being held November 16 through 18 at the Hong Kong Convention and Exhibition Centre, or www.radvision.com to learn more about the SCOPIA 3G Video Gateway.

Availability

RADVISION's SCOPIA products are available now worldwide.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel / Richard Dukas, 212-704-7385
Yael@dukaspr.com / richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Press Release                                             Source: RADVISION LTD.

RADVISION's ProLab(TM) 3G Testing Tool Speeds Time to Market for Handset Vendors and Service Providers

Wednesday November 16, 7:00 am ET

Handset Vendors and Service Providers Are Set to Benefit from RADVISION's 3G-324M Testing Tool, Which Provides a User-Friendly, End-to-End Testing Package for All 3G and Multimedia over IP Devices

FAIR LAWN, N.J.--(BUSINESS WIRE)--Nov. 16, 2005--RADVISION LTD. (Nasdaq:
RVSN - News) today announced worldwide availability of its ProLab(TM) 3G-324M Testing Tool. The 3G-324M Testing Tool is part of the ProLab Test Management Suite, a highly scalable, feature-rich testing system that handles all stages of development, quality assurance, deployment, and tuning of 3G-324M and voice and video over IP (SIP and H.323) products. While being user-friendly, it is optimized to speed development of next-generation multimedia wireless handsets as well as to enable service providers to perform exhaustive testing of new hardware and applications before bringing them to market.

Specifically designed with 3G developers and service providers in mind, the ProLab 3G-324M testing tool is an end-to-end solution that enables simultaneous 3G-324M, Session Initiated Protocol (SIP), and H.323 protocol testing in a single, easy to use product. This unique feature enables RADVISION's ProLab 3G-324M to be used across a variety of applications, including mobile video telephony, push-to-talk over cellular (PoC) and presence servers.

"ProLab is the only testing suite that provides a complete testing solution for 3G -324M and SIP products in the market today," said Adi Paz, Senior Director of Marketing and Product Management for RADVISION's Technology Business Unit. "Prolab is also the only 3G-324M testing tool that supports crucial standardized call setup time reduction technique known as WNSRP, which was promoted by RADVISION and approved by the ITU and 3GPP."

The ProLab 3G-324M testing tool can be used to perform advanced analysis on incoming and outgoing media streams, including frame distribution, frame loss, stuffing, bandwidth, PDU, CRC errors, and synchronization layers. In order to speed development and system testing, the tool leverages an extensive library of media types to emulate virtually any end device. Designed for ease of use, the ProLab 3G-324M sends multiple streams of real audio/video traffic over a network to the tested device and replicates a wide variety of network conditions and environments, including 3G-324M, SIP and H.323.

Built from the ground up to streamline product development, RADVISION's ProLab 3G-324M features hundreds of built-in plug-and-play scripts, enabling it to register and perform calls without the need to know or learn script language programming. In addition, it comes with an advanced script language for developing complex and special case test scenarios with the ability to interact in sophisticated network topologies. Additional built-in features include test case media files, full 3G-324M simulation testing, codec simulation and online analysis.

ProLab 3G-324M is well suited for use as a complete testing platform by handset and network equipment manufacturers and service providers who must evaluate and validate new hardware and applications such as terminals, handsets, mobile devices, gateways, video on demand, video mail, advanced multimedia advertising and 3G networks.

The complete ProLab Test Management Suite, including the ProLab 3G-324M, will be demonstrated at the RADVISION Booth (#1731) during the 3G World Congress and Exhibition 2005, being held November 16 through 18 at the Hong Kong Convention and Exhibition Centre.

Availability

RADVISION's ProLab 3G-324M Test Tool is currently available in a software version or as a complete hardware/software package.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Adi Paz, 972-3-767-9636
adip@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 5

Press Release                                             Source: RADVISION LTD.

RADVISION and Microsoft Team to Enable Quick and Easy Videoconferencing for 3G

Wednesday November 16, 9:20 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--Nov. 16, 2005--RADVISION LTD. (Nasdaq:
RVSN - News)

o Teaming RADVISION's award-winning Click To Meet(TM) with Microsoft(R) Office Live Communications Server results in high-quality voice and video conference calls at the click of a mouse, whether participants access the call using desktops, PDAs, or 3G mobile phones.

RADVISION LTD. (Nasdaq: RVSN - News), a leading provider of multimedia conferencing and communications platforms, has announced that it will team with Microsoft(R) to jointly demonstrate multimedia visual communications connectivity between Click to Meet(TM) for Microsoft Office Live Communications Server and 3G mobile devices at the 3G World Congress and Exhibition 2005, being held November 16 through 18 at the Hong Kong Convention and Exhibition Centre.

Recently named Best of Microsoft Tech-Ed 2005 in Europe, RADVISION's Click to Meet significantly extends the conferencing capabilities of LCS and Office Communicator by enabling participants in an Instant Messaging session to easily and seamlessly move to a full multi-party audio, video, and data videoconference simply by clicking on a "Start Conference" button.

"Click to Meet is an innovative product that works seamlessly with Microsoft Office Live Communications Server 2005, and fully supports all of our new and existing conference control capabilities in Microsoft Office Communicator," said Peter de Zoete, Director of Marketing & Sales, Real-time Collaboration Product Group, Microsoft, Greater China. "Our customers tell us that RADVISION's Click to Meet is a quick, easy way for them to boost productivity and dramatically improve communications, especially among remotely located team members."

"Having participated in the Microsoft Office Live Communications Server 2005 launch earlier this year in APAC, we are pleased to be joining forces again with Microsoft to jointly demonstrate our products," said Eitan Livne, General Manager of RADVISION Asia Pacific. "Our combined solution enables on-the-fly multiparty videoconferencing, right from the user's desktop or mobile device, and, by using market proven technology, our users can do it with confidence."

Visit booth #1731 at the 3G World Congress and Exhibition 2005, being held November 16 through 18 at the Hong Kong Convention and Exhibition Centre, to see a demonstration of Click to Meet(TM) for Microsoft Office Live Communications Server.

Availability

RADVISION's Click to Meet products, including Click to Meet for Microsoft Office Live Communications Server are available now.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel / Richard Dukas, 212-704-7385
Yael@dukaspr.com/ richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 6

Press Release                                             Source: RADVISION LTD.

Northrop Grumman Chooses RADVISION's Video Conferencing Solutions to Power Department of Defense Communications Platform

Monday November 28, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--Nov. 28, 2005--RADVISION LTD. (Nasdaq:
RVSN - News):

o Total Contract Awarded Is Estimated to Be Largest Single Federal Government Acquisition of IP Video and Audio Conferencing Services and Equipment. RADVISION Technology Supplied Directly to Northrop Grumman as well as Through an OEM Agreement with Cisco

RADVISION LTD. (Nasdaq: RVSN - News) today announced that Northrop Grumman Corporation (NYSE: NOC - News) has selected RADVISION's video conferencing technology to enable the rich media conferencing and collaboration platform that it is developing for the Department of Defense (DOD), through the Defense Information Systems Agency (DISA). This contract is estimated to be the largest single acquisition of IP video and audio conferencing services and equipment awarded to date in the federal government.

Northrop Grumman was awarded the contract to develop the new Defense Video System version II (DVS-II) for the Defense Information Systems Agency (DISA). RADVISION will supply Northrop Grumman its iVIEW(TM) software suite as part of the solution. Additionally, Northrop Grumman will utilize networking solutions from Cisco, including Cisco's Internet Protocol Video Conferencing (IPVC) Multipoint Control Units and Gateways which are sourced from RADVISION, under an OEM agreement.

RADVISION's revenue related to this contract is estimated at between $6 million to $8 million and is expected to be recognized over the next 15 months.

RADVISION's technology is designed to provide seamless interfacing with government encryption devices and provides real-time video, voice and data communications while delivering a level of video and audio quality that equals that of wireline communications.

DISA develops and provides interoperable command, control, communications, computers and intelligence systems to serve the needs of the Department of Defense components during peace and war. The DVS-II project will provide real-time services that allow simultaneous video and audio with multi-point and point-to-point conferencing to serve both field and command communications.

"The DVS II requirements are far beyond any currently fielded system, and DISA wants a network-centric solution to grow well into the future," said Dr. Jack Anderson, DVS-II technical lead and communications manager for Northrop Grumman. "We have found that RADVISION technology can provide a feature-rich multiparty video conferencing solution that is battle-proven, highly scalable, and that can seamlessly connect an unlimited number of users under any conditions."

Northrop Grumman will design and deploy the new video teleconferencing and collaboration hubs for networks supporting defense operations worldwide. This solution provides a full set of rich media communications features including video, web and audio, call center and network management products. RADVISION in turn will supply professional services, hardware, software and lab and maintenance services.

"RADVISION technology has long been an important infrastructure component of the Department of Defense (DOD) collaboration network, providing both field and command communication solutions that have been battlefield tested and have supported tens of thousands of military users," said Boaz Raviv, RADVISION's CEO-designate. "With this contract, RADVISION will become an even more integral part of the DOD IP networks."

"Cisco has had a long-standing relationship with RADVISION and has teamed with RADVISION in its line of IPVC MCUs and gateway products," said Bruce Klein, Cisco's federal area vice president. "RADVISION's ongoing commitment to provide Cisco with the best multiparty conferencing components available in the market has supported this significant win and others over the years."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.RADVISION.com.

About Northrop Grumman

Northrop Grumman Corporation is a global defense company headquartered in Los Angeles, Calif. Northrop Grumman provides technologically advanced, innovative products, services and solutions in systems integration, defense electronics, information technology, advanced aircraft, shipbuilding and space technology. With more than 125,000 employees, and operations in all 50 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Yael Yekutiel/Richard Dukas
212-704-7385
Yael@dukaspr.com/richard@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  November 30, 2005